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                                                              EXHIBIT (a)(10)(B)

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

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DAVID SCHNEIDER,

                         Plaintiff,


               v.

SOICHIRO FUKUTAKE, JAMES KAHL,
EDWARD G. NELSON, ROBERT L. PURDUM,
ANTONY P. RESSLER, HIROMASA YOKOI,
LAURENCE M. BERG, TAKURO ISODA,
JAMES LEWIS, ROBERT MINSKY,
MAKOTO OBARA, BERLITZ
INTERNATIONAL INC., AND
BENESSE CORP.

                         Defendants

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                                   COMPLAINT

     Plaintiff, David Schneider, by his attorneys, alleges upon information and belief, except as to paragraph 1 which is alleged upon personal knowledge, as follows:

                                  THE PARTIES


     1. Plaintiff David Schneider ("plaintiff") is the owner of common stock of Berlitz International Inc. ("Berlitz" or the "Company") and has been the owner of such shares continuously since prior to the wrongs complained of herein.

     2. Defendant Berlitz is a corporation duly existing and organized under the laws of the State of New York, with its principal executive offices located at 400 Alexander Park, Princeton, New Jersey. Berlitz is a language services firm engaged in language instruction and translation services. The Company also offers publishing products such as dictionaries, phrase books, travel guides, and self-study language instruction materials.

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     3. Defendant Soichiro Fukutake ("Fukutake") is and at all times relevant hereto has been Chairman of the Board of Directors of Berlitz. Fukutake is also the President and a director of defendant Benesse Corporation ("Benesse"), formerly known as Fukutake Publishing Co., Ltd. Fukutake and Benesse (the "Benesse Group") beneficially own approximately 62% of the outstanding stock of Berlitz. As the majority shareholder of Berlitz, the Benesse Group owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to plaintiff and the other members of the Class.

     4. Defendant Hiromasa Yokoi ("Yokoi") is and at all times relevant hereto has been a director of Berlitz. Yokoi was also formerly the Company's President, Chief Executive Officer and Vice Chairman until his retirement from those positions in June, 2000. Yokoi is also currently a director of Benesse.

     5. Defendant James Kahl ("Kahl") is and at all times relevant hereto has been a director of Berlitz. In June, 2000, upon the retirement of Yokoi, Kahl was appointed Vice Chairman of the Company.

     6.Defendants Robert Minsky ("Minsky") and Maxoto Obara ("Obara") are and at all times relevant hereto have been directors of Berlitz. Minsky and Obara are also directors of Benesse.

     7. Defendant James Lewis ("Lewis") is and at all times relevant hereto has been a director of Berlitz. Lewis is also Executive Vice President and Chief Operating Officer of Berlitz GlobalNet.


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     8. Defendants Edward G. Nelson, Robert L. Purdum, Antony P. Ressler,
Laurence M. Berg and Takuro Isoda are and at all times relevant hereto have been directors of Berlitz.

     9. The defendants referred to in paragraphs 3 through 8 are collectively referred to herein as the "Individual Defendants."

     10. The Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Berlitz, and owe them the highest obligations of good faith, fair dealing, due care, loyalty and full, candid and adequate disclosure.

     11. Defendant Benesse is a corporation duly existing and organized under the laws of the state of Missouri, with its principal executive offices located in Japan. Benesse is the beneficial owner of 6,985,330 shares of outstanding common stock of the Company and 1,664,145 shares of common stock which would be issuable upon conversion of the $55 million convertible debentures held by Benesse Holdings International, Inc., a wholly owned subsidiary of Benesse.

                           CLASS ACTION ALLEGATIONS


     12. Plaintiff brings this action on his own behalf and as a class action, pursuant to CPLR 901 et seq., on behalf of himself and the public shareholders of Berlitz common stock (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

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     13. This action is properly maintainable as a class action.

     14. The Class is so numerous that joinder of all members is impracticable. As of December 29, 2000, there were approximately 9.55 million shares of Berlitz common stock outstanding.

     15. There are questions of law and fact which are common to the Class including, inter alia, the following:

         (a) whether the offer is grossly unfair to the Class;

         (b) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated; and

         (c) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the other members of the Class.

     16. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     17. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the



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Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.


     18. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTIVE ALLEGATIONS

     19. On December 29, 2000, Berlitz announced that the Benesse Group and its affiliates (the "Buyout Group") made a proposal to acquire all of the outstanding shares of common stock of Berlitz that it does not already own for a cash price of $12.00 per share. Together, the Buyout Group beneficially owns approximately 76% of the outstanding shares of Berlitz common stock.

     20. The Buyout Group has timed the proposal to freeze out Berlitz's public shareholders in order to capture for themselves Berlitz's future potential without paying an adequate or fair price to the Company's public shareholders.

     21. The Buyout Group timed the announcement of the proposed buyout to place an artificial lid on the market price of Berlitz stock so that the market would not reflect Berlitz's

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improving potential, thereby purporting to justify an unreasonably low price.

     22. The Buyout Group has access to internal financial information about Berlitz, its true value, expected increase in true value and the benefits of 100% ownership of Berlitz to which plaintiff and the Class members are not privy. The Buyout Group is using such inside information to benefit themselves in this transaction to the detriment of the Berlitz's public stockholders.

     23. The Buyout Group has clear and material conflicts of interest and is acting to better its own interests at the expense of Berlitz's public shareholders. The Buyout Group has voting control of the Company and controls its proxy machinery. They have selected and elected all of Berlitz's directors who are beholden to the Buyout Group for their offices and the valuable perquisites which they enjoy therefrom.

     24. The Buyout Group with the acquiescence of the directors of Berlitz is engaging in self-dealing and not acting in good faith toward plaintiff and the other members of the Class. By reason of the foregoing, the Buyout Group and the individual defendants have breached and are breaching their fiduciary duties to the members of the Class.

     25. Unless the proposed buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class to the irreparable harm of the members of the Class.


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     26. Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE plaintiff prays for judgment and relief as follows:

     A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;

     B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating or closing the proposed transaction;

     C. In the event the proposed buyout is consummated, rescinding it and setting it aside or awarding rescissory damages to the Class;

     D. Directing defendants to accent to Class members for their damages sustained as a result of the wrongs complained of herein;

     E. Awarding plaintiff the costs of this action including reasonable allowance for plaintiff's attorneys' and experts' fees;

     F. Granting such other and further relief as this Court may deem just and proper.


DATED:   January 3, 2001


                                         ABBEY, GARDY & SQUITIERI, LLP


                                         By: /s/ Mark C. Gardy
                                             ------------------------------
                                              Mark C. Gardy
                                         212 East 39th Street
                                         New York, New York 10016
                                         (212) 889-3700


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of Counsel:

SCHIFFRIN & BARROWAY, LLP
Three Bala Plaza Past
Suite 100
Bala Cynwyd, Pennsylvannia 19004
(610) 667-7706

CAULSY & GELLER, LLP
One Boca Place
2255 Glades Road, Suite 21A
Boca Raton, Florida 33431
(561) 750-3000







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